As filed with the Securities and Exchange Commission on September 28, 2000
                                                  Registration No. 333-46524
--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                          QUIKBIZ INTERNET GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)



           Nevada                           7371                  88-0320364
----------------------------     ---------------------------  ------------------
(State or Other Jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)    Identification
                                                                Number)

                               6801 Powerline Road
                          Ft. Lauderdale, Florida 33309
                                 (954) 970-3553
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)


                   David B. Bawarsky, Chief Executive Officer
                          QuikBiz Internet Group, Inc.
                               6801 Powerline Road
                          Ft. Lauderdale, Florida 33309
                                 (954) 970-3553
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 818-8800
                           (212) 818-8881 - Facsimile

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______________

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

|-|

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_| _______________

                         CALCULATION OF REGISTRATION FEE

                                                                    Proposed
                                                                    Maximum              Proposed
                                                                    Offering             Maximum
Title of Each Class of          Amount to be      Price Per         Aggregate            Amount of
Securities to be Registered      Registered         Unit          Offering Price      Registration Fee
----------------------------    ------------      ---------      ---------------      ----------------
Common stock                       900,369         $0.28(1)      $ 252,103.32(1)        $    66.56
Common stock(2)                    180,000         $0.75(2)      $  135,000.00          $    35.64
                                                                                        ----------
     Total Registration Fee.....................................................        $   102.20*
                                                                                        ==========

* Previously Paid

(1) Based upon the closing price of QuikBiz Internet Group, Inc. common stock as reported on the OTC Bulletin Board on September 19, 2000, pursuant to Rule 457(c) of the Securities Act of 1933.

(2) Issuable upon the exercise of common stock purchase options issued to Graubard Mollen & Miller on June 23, 2000. The initial exercise price of the warrants is $.75 per share.

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.